EXHIBIT 7.03

CONSORTIUM AGREEMENT

Abax Global Capital (Hong Kong) Limited
Two International Finance Centre
Suite 6708, 8 Finance Street, Central
Hong Kong

November 3, 2010

Mr. Li Fu
TYG Center Tower B, Suite 2601
Dongsanhuan Bei Lu, Bing 2
Beijing, 100027, China

Dear Mr. Fu:

Abax Global Capital (Hong Kong) Limited, on behalf of funds managed by it and its nominee entities and its and their affiliates (collectively “Abax”) is interested in pursuing with you a possible acquisition (the “Transaction”) of Fushi Copperweld, Inc. (the “Company”) through a special purpose vehicle (“Bidco”) to be owned by Abax, and you and your nominees (collectively, the “Shareholder”).  As a condition to the delivery of a preliminary non-binding proposal letter to the Company (the “Proposal Letter”, the form of which is set forth in Exhibit A hereto) and to further our discussions relating to the Transaction, the Shareholder and Abax agree to the following:

1.           Certain Definitions.

“Competing Transaction” shall mean (i) any direct or indirect acquisition by any person or entity of 10% or more of the securities of the Company or any of its material subsidiaries or all or substantially all of its assets, and (ii) a recapitalization, restructuring, merger, consolidation or other business combination involving the Company or any of its material subsidiaries, in either case other than the Transaction.

“Exclusivity Period” shall mean the period beginning on the date hereof and ending on the first to occur of: (i) the date nine months after the date hereof, (ii) the date of execution and delivery of definitive documentation providing for the Transaction (“Definitive Agreements”) and (iii) the mutually agreed termination of this letter agreement; provided that if Definitive Agreements are not entered into prior to the date six months after the date hereof, the Exclusivity Period shall be terminated, unless with your written consent.

“Representatives” shall mean, with respect to a person, such person’s employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors), and any representatives of the foregoing.  The Representatives shall include the Advisors as defined in Section 3(c).

“Shareholder Shares” shall mean all capital stock of the Company owned by the Shareholder as of the date hereof either directly or through a holding vehicle.

2.            Commitment to the Consortium.

(a)           Within the Exclusivity Period and subject to Section 2(b), the Shareholder and Abax agree to deal exclusively with each other with respect to the Transaction, and neither the Shareholder nor Abax will (and the Shareholder and Abax will cause Bidco and their Representatives not to) without the written consent of the other or otherwise in the context of pursuing the Transaction: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions, negotiations or related activities with any third party with respect to a Competing Transaction, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Transaction, or (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do or omit to do, anything which is directly inconsistent with the Transaction as contemplated under this letter agreement; provided that nothing in this letter agreement shall restrict or prevent Mr. Fu from conducting such activities in his capacity as Chief Executive Officer, Chairman or a member of the Board of the Company insofar as he takes no action in that connection in his capacity as a holder of securities of the Company.

(b)           The Shareholder agrees that, within the Exclusivity Period, it will not, and will not permit any of its Representatives to, directly or indirectly:  (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shareholder Shares (“Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of the Shareholder Shares, or any right, title or interest thereto or therein, (ii) deposit any Shareholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder Shares, (iii) take any action that would make have the effect of preventing, disabling or delaying the Shareholder from performing its obligations under this letter agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 2(b).

(c)           Subject to Section 2(a), the Shareholder will, and will cause its Representatives to, immediately cease and terminate any existing activities, discussions and negotiations in connection with any Competing Transaction other than with Abax or its affiliates. During the Exclusivity Period, the Shareholder shall provide Abax notice of any unsolicited offer or proposal received in relation to any Competing Transaction, including the terms of any such offer or proposal, and any written communications with respect thereto, which it may receive in its capacity as a holder of securities of the Company.

3.            Process.

(a)           Upon signing of this letter agreement, Abax and Mr. Fu will promptly deliver the Proposal Letter to the Board of Directors of the Company.  The Shareholder intends to prepare and submit a joint filing with the U.S. Securities and Exchange Commission to amend existing Schedule 13Ds as applicable and to disclose the execution of this letter agreement and the delivery of the Proposal Letter.

(b)           Within the Exclusivity Period and as permitted by the Board of the Company, Abax and the Shareholder shall as promptly as reasonably practicable conduct a joint assessment of the Company, and shall in good faith and with mutual cooperation use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to Company approval, to enter into the Definitive Agreements.  This letter does not constitute any binding commitment with respect to a Transaction.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.  Abax shall coordinate with the Shareholder in performing due diligence, securing debt (as applicable) and equity financing, and structuring and negotiating the Transaction; provided, however, that in no event will either party hereto be obligated without such party’s consent to enter into or otherwise be a party to any Definitive Agreements.  This letter constitutes only a preliminary arrangement relating to a Transaction, and does not constitute any binding commitment with respect to a Transaction.

(c)           Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) is acting as legal advisor, to the consortium in connection with the Transaction.  A financial and placement advisor and any other advisors to the consortium (collectively with Skadden, the “Advisors”) shall be jointly selected by Abax and the Shareholder.  Weil Gotshal & Manges (“Weil”) is acting as legal advisor to Abax in connection with the establishing the consortium between Abax on one hand and the other parties, including Shareholder, on the other.

4.            Confidentiality.  Each of the Shareholder and Abax shall, and shall direct its Representatives to, keep this letter agreement and the Transaction confidential and shall not make any public statement or announcement concerning or disclose to any third party the fact that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto, including the status thereof, other than as mutually agreed in writing by the Shareholder and Abax or as required by applicable laws, rules or regulations.  Each of Abax and the Shareholder will coordinate in good faith all press releases and other public relation matters relating to the Transaction.

5.            Shareholders Agreement.  The Shareholder and a special purpose subsidiary of an investment fund advised by Abax shall, and shall cause Bidco to, enter into a shareholders agreement (the “Shareholders Agreement”) at or prior to the completion of the Transaction, on terms and conditions mutually agreed by Abax and the Shareholder.

6.            Certain Fees and Expenses.

(a)           If the Transaction is not eventually consummated without any breach by either Abax or the Shareholder of this letter agreement, the parties agree: (I) to share, ratably based on such party’s planned equity participation in the Transaction, fees and out-of-pocket expenses payable by them in connection with the Transaction incurred prior to the termination of this letter agreement, including any fees and expenses (A) subject to sub-clause (II) of this paragraph, payable to the Advisors, (B) payable to any lenders and other financing sources, and (C) incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether incurred prior to the termination of this letter agreement or not); and (II) that Mr. Fu shall pay all fees and out of pocket expenses incurred by Skadden and any other legal Advisors solely in connection with their representation of the Shareholder but not the Consortium, and Abax shall pay all fees and out of pocket expenses incurred by Weil solely in connection with its representation of Abax but not the Consortium.

(b)           Upon consummation of the Transaction, Bidco shall reimburse each party hereto for all fees and out-of-pocket expenses incurred by them in connection with the Transaction.

(c)           Each of the Shareholder and Abax shall share, ratably based on such party’s planned equity participation in the Transaction, any termination, topping, break-up or other fees or amounts (including amounts paid in settlement of any dispute or litigation relating to the Transaction) payable by the Company or Bidco (or one or more of its affiliates or designees), net of the expenses required to be borne by them pursuant to Section 6(a).

7.            Remedies.  It is understood and agreed that money damages may not be a sufficient remedy for a breach of this letter agreement by any party hereto and that each party hereto shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by the other party.  Such remedies shall not be deemed to be the exclusive remedies for a breach by a party of this letter agreement but shall be in addition to all other remedies available at law or equity to the other party hereto.  Each of the parties hereto further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this letter agreement is or would be compensable by an award of money damages, and each party hereto agrees to waive any requirements for the securing or posting of any bond in connection with such remedy.

8.            Governing Law; Arbitration.  This letter agreement and all matters arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of Hong Kong, without reference to conflict of laws principles.  Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) in force when the notice of arbitration is submitted in accordance with these Rules.  There shall be three arbitrators. The arbitration proceedings shall be conducted in English.

9.            No Modification.  No provision in this letter agreement can be waived, modified or amended except by written consent of the parties, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

10.          No Waiver of Rights.  It is understood and agreed that no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

11.          Counterparts; Entire Agreement.  This letter agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.  This Agreement sets forth the entire agreement and understanding among the parties and supersedes all prior agreements, discussions and documents relating thereto.  No party hereto will be entitled to punitive, exemplary, special, unforeseen, incidental, indirect or other consequential damages.

12.          Severability.  If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

13.          Successors.  This letter agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns.  Neither party may assign or transfer, directly or indirectly, its rights or obligations under this letter agreement without the prior written consent of the other except as provided herein.  No assignment will relieve the assignor of its obligations hereunder.

14.          No Third Party Beneficiaries.  Unless otherwise specifically provided herein, the parties hereto each agree and acknowledge that nothing herein expressed or implied is intended to confer upon or give any rights or remedies to persons not party to this agreement under or by reason of this letter agreement.

15.          Term.  This letter agreement shall terminate on the earlier of (i) the first anniversary of the date hereof and (ii) the execution and delivery of the Definitive Agreements; provided that Sections 5 through 14 shall survive any termination of this letter agreement.

Please confirm your agreement with the foregoing by having a duly authorized officer of your organization sign and return one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among Mr. Fu and Abax.

Very truly yours,

Abax Global Capital (Hong Kong) Limited

By:	/s/ Donald Yang
Name: Donald Yang
Title: Managing Partner

CONFIRMED AND AGREED
as of the date written above:

/s/ Li Fu
Li Fu

Signature Page to Consortium Agreement

Exhibit A

Proposal Letter